UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Daqo New Energy Corp.

(Name of Issuer)

Ordinary Shares, Par Value US$0.0001 Per Share

(Title of Class of Securities)

G26583 107(1)

(CUSIP Number)

Guangfu Xu

Gold Intellect Limited

No.11 Daquan Road

Xinba, Yangzhong, Jiangsu Province 212211

People’s Republic of China

Tel: +86 511 8512-5056

With a copy to:
Shuang Zhao, Esq.
Cleary Gottlieb Steen & Hamilton LLP
c/o 37th Floor, Hysan Place
500 Hennessy Road
Causeway Bay, Hong Kong
Telephone: +852 2532 3783

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing five ordinary shares.

CUSIP No: G26583 107

1.	Names of reporting persons Gold Intellect Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 39,000,000 ordinary shares
	8.	Shared voting power 0
	9.	Sole dispositive power 39,000,000 ordinary shares
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 39,000,000 ordinary shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.4%
14.	Type of reporting person (see instructions) CO

CUSIP No: G26583 107

1.	Names of reporting persons Mr. Guangfu Xu
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 51,586,933[1] ordinary shares
	8.	Shared voting power 0
	9.	Sole dispositive power 51,586,933 [1] ordinary shares
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 51,586,933 [1] ordinary shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 13.3% [2]
14.	Type of reporting person (see instructions) IN

1.	Beneficial ownership information is presented as of August 19, 2022.

2.	This percentage is calculated using 374,898,721 ordinary shares as the denominator, which is the total ordinary shares outstanding as of June 30, 2022 as derived from the Issuer’s corporate records.

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Daqo New Energy Corp., a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Unit 29D, Huadu Mansion, 838 Zhangyang Road, Shanghai, 200122, the People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Statement is being filed by Gold Intellect Limited, a company organized under the laws of the British Virgin Islands (“Gold Intellect”) and Mr. Guangfu Xu (“Mr. Xu” and, together with Gold Intellect, the “Reporting Persons”). The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Gold Intellect are set forth on Schedule A hereto and are incorporated herein by reference.

(b) Residence or Business Address for both Reporting Persons:

c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC

(c) The principal business of Gold Intellect is investment holding. Mr. Xu is a director of Gold Intellect, and owns and controls all the shares of Gold Intellect. Mr. Xu is also the chairman of the board of directors for the Issuer and that of Daqo Group.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization of Gold Intellect is the British Virgin Islands. The citizenship of Mr. Xu is the People’s Republic of China.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 10, 2022, the Issuer granted 20,500,000 restricted shares unites (“RSUs”) to Mr. Guangfu Xu under the Issuer’s 2022 Equity Incentive Plan (the “2022 Equity Incentive Plan”) adopted by its board of directors on August 3, 2022. 10,534,722 of the total RSUs so granted to Mr. Xu under the 2022 Equity Incentive Plan will vest within 60 days from the date of this Statement (i.e., on September 6 and October 6 of 2022), and 1/72 of the total RSUs granted to Mr. Xu will vest on the 6th day of each month from November 6, 2022 to September 6, 2025.

Except for the above, the securities reported in this statement as beneficially owned by the Reporting Persons were acquired with cash from the applicable Reporting Persons’ personal funds or working capital, as applicable, or acquired through equity incentive plans of the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.

Although none of the Reporting Persons has any present intention to acquire additional securities of the Issuer (except as described in Item 3 above in connection with the vesting of the RSUs), they intend to review their respective investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to their respective course of action (as well as to the specific elements thereof), each Reporting Person currently expects that he or it would take into consideration a variety of factors, including but not limited to the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person; changes in law and government regulations; general economic conditions; and liquidity and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)            Each of the Reporting Persons’ current ownership in the securities of the Issuer is set forth on the cover pages to this Statement on Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on 374,898,721 Ordinary Shares outstanding as of June 30, 2022. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons.

(b)            The following table sets forth the beneficial ownership of the class of securities reported on for each of the Reporting Persons.

Reporting Person	Number of Ordinary Shares Beneficially Owned		Percentage of Ordinary Shares	Sole Power to Vote/Direct Vote	Shared Power to Vote/Direct Vote	Sole Power to Dispose/Direct Disposition	Shared Power to Dispose/Direct Disposition
Guangfu Xu	51,586,933	*	13.3%	51,586,933	0	51,586,933	0
Gold Intellect Limited	39,000,000		10.4%	39,000,000	0	39,000,000	0

* Represents (i) 39,000,000 ordinary shares held by Gold Intellect, which is wholly owned and controlled by Mr. Xu, (ii) 400,000 ordinary shares owned by Mr. Xu as a result of cash exercise of options, and (iii) 12,186,933 Ordinary Shares issuance upon vesting of RSUs held by Mr. Xu within 60 days of the date of this Statement.

(c)            Other than as described in Items 3 and 4 above, there have been no transactions in the class of securities reported on that were effected during the past sixty days by any of the Reporting Persons.

(d)            Not applicable.

(e)            Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

2022 Equity Incentive Plan

The Issuer’s board of directors adopted the 2022 Equity Incentive Plan on August 3, 2022. Under the 2022 Equity Incentive Plan, on August 10, 2022 the Issuer granted restricted share units, referred to as “Awards,” to the Issuer’s directors, key employees payable by 37,253,465 Ordinary Shares. The purpose of the 2022 Equity Incentive Plan is to aid the Issuer in recruiting and retaining directors, officers or key employees of outstanding ability and to motivate such directors, officers or key employees to exert their best efforts on behalf of the Issuer by providing incentives through the granting of Awards in recognition of their past and future services. The Issuer’s board of directors expects that the Issuer will benefit from the added interest which such key employees, directors or officers will have in the Issuer’s welfare as a result of their proprietary interest in the Issuer’s success. The 2022 Equity Incentive Plan is filed as an exhibit hereto and is incorporated herein by reference.

Except as described in Items 1 through 7 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except for standard default and similar provisions contained in loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document
1.	Joint Filing Agreement, dated August 19, 2022, between Mr. Guangfu Xu and Gold Intellect Limited
2.	2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of Issuer’s Form S-8 (File No. 333-266578) filed with the SEC on August 5, 2022)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 19, 2022

Guangfu Xu

By:	/s/ Guangfu Xu
Name:	Guangfu Xu

Gold Intellect Limited

By:	/s/ Guangfu Xu
Name:	Guangfu Xu
Title:	Director

SCHEDULE A

Directors and Executive Officers of Gold Intellect Limited

The names of the directors and the names and titles of the executive officers of Gold Intellect Limited and their principal occupation are set forth below. The business address of each of the directors and executive officers is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC.

Name	Position with Gold Intellect	Present Principal Occupation	Citizenship

Director

Guangfu Xu	Director	Chairman of the Board of Directors of Daqo New Energy Corp Chairman of Daqo Group	People’s Republic of China

Executive Officers

N/A